UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact November | 2025

Azul reports unaudited monthly financial information to the US Court

São Paulo, November 28, 2025 – Azul S.A., “Azul” (B3:AZUL4, OTC:AZULQ), presented today its monthly operating reports, containing certain financial information for the period from October 1, 2025, to October 31, 2025, to the United States Bankruptcy Court for the Southern District of New York, as required during its previously announced Chapter 11 process. The monthly operating report includes items such as cash position, revenue, and profit and loss for the period mentioned above for each of Azul’s subsidiaries that are subject to the voluntary Chapter 11 process in the United States.

Additionally, the Company disclosed on this date preliminary and unaudited consolidated financial information for the period from October 1, 2025 to October 31, 2025, with the aim of keeping the market informed about the evolution of its financial and operational performance throughout its restructuring process.

Highlights (R$ million)	Oct-25
Total operating revenue	1,900.6
Adjusted EBITDA¹	716.4
Adjusted EBITDA margin (%)¹	37.7%
Operating income¹	484.4
Operating margin (%)¹	25.5%
Cash, cash equivalents and short-term investments	1,848.57
Accounts receivable	2,817.40

¹Results adjusted for non-recurring items related to restructuring

The Company emphasizes that such information:

•	are preliminary and have not been audited by its independent auditors;
•	were prepared exclusively for the purpose of complying with the requirements of Chapter 11, according to practices and criteria established by the United States rules applicable to that process; and
•	should not be directly compared to the regular financial statements previously disclosed by Azul.

As Azul works to complete its restructuring process, the Company will issue a press release in connection with each monthly operating report filed with the Court.

Azul will continue to disclose quarterly financial statements revised by our auditors and annual financial statements audited according to CVM and SEC rules.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, Crewmembers, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulations.

Stakeholders seeking specific information about Azul’s Chapter 11 case can visit its dedicated website at www.azulmaisforte.com.br. For case and claims information, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free) or (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL4; OTC: AZULQ), the largest airline in Brazil in terms of cities served, offers more than 800 daily flights to 137 destinations. With an operational fleet of around 200 aircraft and over 14,000 crew members, the company operates a network of 250 direct routes. Azul was named by Cirium (a leading aviation data analytics company) as the 2nd most punctual airline in the world in 2023. In 2020, Azul was awarded as the best airline in the world by TripAdvisor, marking the first time a Brazilian airline achieved first place in the Traveller's Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 28, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer